SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE REPORTS Q1-2017 FINANCIAL RESULTS

May 30, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q1-2017, ended March 31, 2017. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Fiscal Q1 2017 Highlights

(Refer to Non-GAAP Measures, Gross Margin and EBITDA discussion below)

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The Company continued to attract larger and longer-term contract sales resulting in steady growth in Snipp’s bookings backlog (programs that have been sold, but whose revenues have not yet been recognized). On January 1, 2017, this metric stood at US $4.2MM, but on March 31, 2017, the bookings backlog had increased to over US $5.4MM – a 29% increase. Bookings backlog at March 31, 2016 was US $5.2MM.

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Revenue for Q1 2017 of $2.5MM grew 18% when compared to revenue of $2.1MM for Q1 2016

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The Company improved its EBITDA loss position substantially. Q1 2017 EBITDA loss was US $-1.01MM, a 59% improvement from Q1 2016 of US $-2.46MM

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The Company focused on maintaining its margins in the 70%+ range. Gross margins improved 1% from 75% for Q1 2016 to 76% in Q1 2017.

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The Company successfully launched in Q1 2017 the Snipp Rebate Center, a self-serve rebates platform that will allow clients to easily create, deploy and manage their own rebate programs.

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The Company continued to focus on cost improvements from its integration efforts, resulting in Q1 2017 salaries and compensation expenses decreasing by approximately US $0.9 million or 26% compared to Q1 2016; and Q1 2017 general and administrative expenses decreasing by approximately US $104,000 or 27% compared to Q1 2016.

"Q1 demonstrated the success of our strategy as Snipp continued to drive towards profitability. Not only did the company have a 59% improvement in its EBITDA when compared to the same period last year, but we also had the highest bookings backlog in our history at the end of Q1. We are looking forward to the coming quarters as we continue ramping our sales, while also bringing our cost structure in alignment with our goal of hitting profitability as soon as possible,” said Atul Sabharwal, Snipp’s co-founder and CEO.

“Our Q1 results for 2017 should show investors that we are moving in the right direction on our two primary goals for the near future: growing sales and reaching profitability. Every long-term contract adds another layer of strength to Snipp and represents a new stream of high-margin business. There is a tipping point for us and it is drawing closer – that point when our long-term contract portfolio reaches sufficient scale and duration to support an increasingly profitable and growing business. We believe that Snipp is currently at its strongest position in company history.”

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The following are calculations of Gross Margin:

	Three months ended March 31, 2017	Three months ended March 31, 2016
	USD	USD
Revenue	$2,484,308	$2,107,430
Less:
Campaign infrastructure	$590,917	$524,956
Gross Margin	$1,893,391	$1,582,474

For More Information

CONFERENCE CALL DETAILS:

In conjunction with this announcement, Snipp management will host a conference call and live webcast for analysts and investors on Wednesday, May 31, 2017 at 11:00 a.m. Eastern Time to discuss the Company’s financial results.

To listen to the live conference call, parties in the United States and Canada should dial 877-591-4956, access code 9237633. International parties should call 719-325-4748 using the same access code 9237633. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the "Investors" section of the Company's website under "Presentations" at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward- looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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